CONSENT OF AUTHOR

July 27 , 2011

Pacific Rim Mining Corp.
#1050 – 625 Howe Street
Vancouver, BC
V6C 2T6

Dear Sirs/Mesdames:

Re:	Pacific Rim Mining Corporation
Consent

The undersigned hereby consents to being named in the Annual Report on Form 20-F for the year ended April 30, 2011 (the “Form 20-F”).

I confirm that I have read the Form 20-F and have no reason to believe that there are any misrepresentations in the information contained therein or that the written disclosure contains any misrepresentation, confirm that the information contained therein accurately represents the information that supports the written disclosure and confirm that such matters are within my knowledge as a result of the services performed by me.

Sincerely,

“William Gehlen”

William Gehlen